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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to
SCHEDULE TO
(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Computer Horizons Corp.
(Name of Subject Company (issuer) and Names of Filing Persons (offeror))

Options to purchase common stock, par value $0.10 per share, under the Computer Horizons Corp.
1994 Incentive Stock Option and Appreciation Plan
(Title of Class of Securities)

205908106
(CUSIP Number of Class of Securities (underlying common stock, par value $0.10 per share))

John J. Cassese
Chairman of the Board and President
Computer Horizons Corp.
49 Old Bloomfield Avenue
Mountain Lakes, New Jersey 07046-1495
(973) 299-4000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
R. Max Crane, Esq.
Jeffrey J. Fessler, Esq.
Sills Cummis Radin Tischman Epstein & Gross, P.A.
One Riverfront Plaza
Newark, New Jersey 07052-5400
(973) 643-7000

[    ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[    ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[    ] going-private transaction subject to Rule 13e-3.

[    ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

        This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO relating to our offer to exchange certain options to purchase shares of our common stock, par value $.10, held by current employees as of January 8, 2003 upon the terms and subject to the conditions in the Offer to Exchange dated January 8, 2003.

ITEM 4. TERMS OF THE TRANSACTION.

        Item 4 of Schedule TO is hereby amended to add the following:

  (c) Results of the Tender Offer

        The offer made pursuant to the Schedule TO expired at 5:00 p.m., Eastern Standard Time, on February 10, 2003. Pursuant to the offer, we accepted for exchange options to purchase 1,635,526 shares of our common stock.

        A total of 612,850 options with an exercise price greater than or equal to $15.00 per share were accepted for exchange representing approximately 37% of the options that were tendered in the offer.

        A total of 1,022,676 options with an exercise price of between $10.01 and $14.99 per share were accepted for exchange representing approximately 63% of the options that were tendered in the offer.

        Subject to the terms and conditions of the offer, we will grant options to purchase an aggregate of 715,621 shares of our common stock in exchange for such tendered options. We are promptly sending each option holder whose options have been accepted for exchange a letter, substantially in the form filed as Exhibit (a)(3) to Schedule TO, indicating the number of shares of our common stock subject to such holder's options that have been accepted for exchange, the corresponding number of shares of our common stock that will be subject to the options that will be granted to such holder and the expected grant date of the new options.

        Officer/Director/Affiliate Transactions:

        We accepted for exchange under the offer options tendered by the following officers of the Company:

Name	Title	Shares of our Common Stock Underlying Options Accepted for Exchange	Per Share Exercise Price for Options Accepted for Exchange
John J. Cassese	Chairman of the Board	75,001	14.00
	and President	75,000	21.00
		75,000	20.625
		75,000	16.375
		75,000	11.75
William J. Murphy	Executive Vice President	71,600	21.00
	and Chief Financial	50,000	20.625
	Officer	40,000	16.375
		50,000	11.75
Michael J. Shea	Vice President and	11,250	12.08
	Controller	2,000	20.65
		10,000	10.25
		20,000	11.75

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date: February 13, 2003	COMPUTER HORIZONS CORP.
	By:	/s/ JOHN J. CASSESE John J. Cassese Chairman of the Board and President

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SIGNATURE